UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Current Technology Corporation
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

2310E 10 4
(CUSIP Number)

Keith Denner 5901 Vista Drive West Des Moines, Iowa 50266 (515) 226-0000	Copy to: D. Grant Vingoe Dorsey & Whitney LLP 161 Bay Street, Ste. 4310 Toronto, Ontario M5J 2S1 (416) 367-7370

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

CUSIP No. 23130E 10 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 27,661,743*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 27,661,743*
	10	Shared Dispositive Power 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,661,743*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*Includes 6,759,167 shares of Common Stock issuable upon the exercise of warrants described in Item 5 below and 12,873,076 shares of Common Stock issuable upon conversion of the Note (assuming the conversion of warrants issuable upon conversion of the Note) described in Item 4 below. On the basis of Common Stock actually issued, Mr. Denner owns 8,029,500 shares of Common Stock, representing 15.7% of the class.

Item 1. Security and Issuer

        This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed March 28, 2002 and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, an corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6.

Item 2. Identity and Background

(a)-(c), (f)

This Amendment No. 1 to Schedule 13D is being filed by Keith Denner, a resident of the state of Iowa and citizen of the United States. Mr. Denner is the owner and president of Professional Property Management, Inc., a property management company headquartered in Ames, Iowa. Mr. Denner’s business address is 5901 Vista Drive, West Des Moines, Iowa 50266.

(d)-(e)

During the last five years, Mr. Denner has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Mr.  Denner acquired 8,029,500 shares of Common Stock and warrants to purchase an additional 6,759,167 shares of Common Stock to which this report on Schedule 13D relates for cash or upon the conversion of loans made to the Company. Mr. Denner funded his acquisitions of the Common Stock and warrants and the loans with personal funds and no sums were borrowed from any source to make these acquisitions or loans. Mr. Denner is also the beneficial owner of an additional 6,436,538 shares of Common Stock and warrants to purchase an additional 6,436,538 shares of Common Stock as a result of his ownership of the Note (described in Item 4 below). Mr. Denner funded his acquisition of the Note with personal funds and no sums were borrowed from any source to make this acquisition.

Item 4. Purpose of Transaction

        Mr.  Denner acquired the Common Stock for investment purposes. Mr. Denner may make future purchases of Common Stock from time to time and may dispose of any or all of the Common Stock owned by him at any time.

(a)

On September 11, 2000, the Company issued to Mr. Denner a convertible promissory note (the “Note”) in consideration for a loan made by Mr. Denner to the Company. Since September 11, 2000, the principal amount of the Note has been adjusted periodically to reflect additional amounts advanced by Mr.

Denner to the Company. As of December 31, 2003, the current principal amount of the Note is $279,300 and the amount of accrued interest on the Note is $42,526.88. The Note matures on August 31, 2005. $125,500 of the principal amount is non-interest bearing. The principal amount in excess of $125,500 accrues interest, payable at maturity, at a rate of 10% per annum. Each $0.05 of principal and accrued interest outstanding at the time of conversion may be converted at any time prior to the maturity of the Note into one unit (each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock). Any warrants issued upon conversion of the Note will be exercisable at a price of $0.05 per share and will expire on March 31, 2006. Based on the principal amount of the Note and accrued interest on the Note as of December 31, 2003, the Note is convertible into 6,436,538 units. The Note is secured by a floating charge over all of the Company’s assets.

        Mr.  Denner has no plans which relate to or could result in any of the actions specified in subparagraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

As of the close of business on December 31, 2003, Mr. Denner’s beneficial ownership of Common Stock was 27,661,743 shares, representing 39.0% of the class. This amount includes 6,759,167 shares of Common Stock issuable upon the exercise of warrants described below and 12,873,076 shares of Common Stock issuable upon conversion of the Note (assuming the conversion of warrants issuable upon conversion of the Note) described in Item 4. On the basis of Common Stock actually issued, Mr. Denner owns 8,029,500 shares of Common Stock, representing 15.7% of the class. Percentage ownership responses are based on the representation of the Company that, as of December 31, 2003, there were 51,292,366 shares of Common Stock issued and outstanding.

(b)

The responses of Mr. Denner to Items 7 through 10 on the cover pages are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on December 31, 2003.

(c)

On December 30, 2003, Mr. Denner and the Company entered into an agreement (the “Restructuring Agreement”) pursuant to which Mr. Denner agreed to advance $40,086.60 to the Company and to restructure a demand loan, due December 31, 2003, with principal and accrued interest in the amount of $353,314.52 and promissory notes, due January 2, 2004, with principal and accrued interest in the amount of $250,612.88. Pursuant to the Restructuring Agreement each of the loans described in the preceding sentence were consolidated into a note in the principal amount of $644,000. The note bears interest at a rate of 10% per annum, is payable on January 2, 2005 and is secured by a floating charge over all of the Company’s assets. As partial consideration for entering into the Restructuring Agreement, the Company extended the expiration dates of warrants to purchase Common Stock held by Mr. Denner. The new expiration dates for the warrants are reflected in the descriptions of such warrants that appear below. As further consideration for entering into the Restructuring Agreement, the Company granted to Mr. Denner the right, as long as any debt covered by the Restructuring Agreement remains outstanding, to participate in any private placements of the Company’s securities on the same terms as such private placement. Mr. Denner may participate in such private placements up the amount of the debt covered by the Restructuring Agreement that is then outstanding plus any accrued interest. Any securities purchased pursuant to this right may purchased either for cash or as consideration for cancellation of amounts owing under the Restructuring Agreement.

On December 31, 2001, Mr. Denner entered into an agreement with the Company for the purchase of 133,333 shares of Common Stock from the Company for $40,000 ($0.30 per share). The Company issued the shares on March 28, 2002.

On December 7, 2001, Mr. Denner entered into an agreement with the Company to purchase 1,600,000 units (each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock) from the Company for $400,000 ($0.25 per unit). The warrants are exercisable at a price of $0.50 per share and expire October 11, 2006. The Company issued the units on March 28, 2002.

On October 30, 2001, Mr. Denner purchased 179,167 units (each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock) from the Company for $21,500 ($0.12 per unit) in a privately negotiated transaction. The warrants are exercisable at a price of $0.15 per share and expire September 27, 2006.

On May 24, 2000, Mr. Denner purchased 2,980,000 units (each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock) from the Company for $149,000 ($0.05 per unit) in a privately negotiated transaction. Pursuant to the terms of the Restructuring Agreement, the warrants are exercisable at a price of $0.05 per share up to and including February 7, 2005 and at a price of $0.10 per share thereafter. The warrants expire February 7, 2006. In the event that the amounts owing pursuant to the Restructuring Agreement are not paid when due, the expiration dates of the warrants will be extended by the number of days equal to the number of days between the due date of amounts owing pursuant to the Restructuring Agreement and the date of repayment of such amounts.

On June 11, 1999, Mr. Denner purchased 2,000,000 units (each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock) from the Company for $100,000 ($0.05 per unit) in a privately negotiated transaction. The warrants are exercisable at a price of $0.25 per share and, pursuant to the terms of the Restructuring Agreement, expire the later of January 3, 2005 or three days following the repayment of all amounts owing pursuant to the Restructuring Agreement.

On December 20, 1996, Mr. Denner purchased a special warrant exercisable into 385,000 units (each unit consisting of one share of Common Stock and a warrant to purchase one share of Common Stock) from the Company for $215,600 ($0.56 per special warrant) in a privately negotiated transaction. The warrants issued upon Mr. Denner’s exercise of the special warrant into units expired unexercised.

Mr. Denner also executed transactions for the purchase and sale of shares of Common Stock on the OTC Bulletin Board between May 7, 1997 and October 25, 2001. The following table summarizes Mr. Denner’s open market transactions in Common Stock:

Date of Transaction:	Type:	Number of Shares:	Price per Share:
October 25, 2001	Purchase	25,000	$0.3105
March 22, 2001	Sale	45,000	$0.11
May 17, 1999	Purchase	50,000	$0.0536
May 3, 1999	Purchase	10,000	$0.0602
April 27, 1999	Purchase	10,000	$0.0602
April 21, 1999	Purchase	15,000	$0.0585
April 19, 1999	Purchase	20,000	$0.0526
April 19, 1999	Purchase	5,000	$0.0654
April 15, 1999	Purchase	5,000	$0.0712
April 13, 1999	Purchase	5,000	$0.0654
April 9, 1999	Purchase	10,000	$0.0602
April 8, 1999	Purchase	10,000	$0.0602
April 6, 1999	Purchase	10,000	$0.0652
March 31, 1999	Purchase	21,000	$0.0625

March 29, 1999	Purchase	10,000	$0.0652
March 5, 1999	Purchase	40,000	$0.0645
September 11, 1998	Purchase	6,000	$0.0952
September 11, 1998	Purchase	27,500	$0.1001
September 11, 1998	Purchase	10,000	$0.1151
September 11, 1998	Purchase	30,000	$0.1101
December 31, 1997	Sale	10,000	$0.26
July 18, 1997	Sale	6,000	$0.28
June 20, 1997	Sale	5,000	$0.35
June 20, 1997	Sale	5,000	$0.34
May 21, 1997	Sale	200,000	$0.29
May 21, 1997	Sale	5,000	$0.36
May 20, 1997	Sale	10,000	$0.34
May 9,1997	Sale	5,000	$0.35
May 9, 1997	Sale	10,000	$0.37
May 8, 1997	Sale	9,000	$0.38
May 7, 1997	Sale	10,000	$0.42

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable

Item 7. Material to be Filed as Exhibits

      Not applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  December 31, 2003

/s/ Keith Denner Keith Denner